Greenbriar Sustainable Living Inc.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarliving.com

NEWS RELEASE

Greenbriar Announces Governing Board Approval and Submission by PREPA of Settlement Pricing Agreement to the Puerto Rico Energy Bureau

Trading Symbol:

TSX Venture Exchange: GRB

US OTC Market:  GEBRF

Scottsdale, Arizona, April 15th, 2025 - Greenbriar Sustainable Living Inc. (TSXV: GRB) (OTC: GEBRF) ("Greenbriar" or the "Company") announces that the Puerto Rico Energy Power Authority ("PREPA") has formally approved a settlement agreement ("Settlement Agreement") with the Company's wholly owned subsidiary PBJL Energy Corporation ("PBJL"), and approved the pricing terms that has now been submitted to the Puerto Rico Energy Bureau ("PREB") to continue with the approval process and, only if eventually necessary, to the Financial Oversight and Management Board ("FOMB").

Per the terms of the Settlement Agreement, PBJL will receive a rate of USD $0.0985 per kwh, with increases of $0.005 per year capped and/or never to exceed USD $0.115 per kwh.

Greenbriar has a project level lender who can provide debt financing for this project at the non-dilutionary project level.  The project is 80 MWac and sized at 160 MWdc to annually produce 280 million kwh per year with a minimum contract life of 25 years.  The US Federal Government provides a fully fungible 30% federal tax credit with an additional 10% to total 40% of the total capital costs if at least 40% of the materials are US made.

About Greenbriar Sustainable Living Inc.

Greenbriar is a leading developer of sustainable real estate and renewable energy. With long-term, high impact projects and led by a successful industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski
Chief Executive Officer and Director
Phone: 949.903.5906

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.'

This news release includes "forward-looking statements" and "forward-looking information" within the meaning of Canadian securities laws and United States securities laws (together, "forward-looking statements"). All statements included in this news release, other than statements of historical fact, are forward-looking statements including, without limitation, statements with respect to the closing of the Shares for Debt Transaction, the issuance of Common Shares, and the approval of the Shares for Debt Transaction and the issuance of Options by the TSX Venture Exchange. Forward-looking statements include predictions, projections and forecasts and are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "estimate", "expect", "potential", "target", "budget", "propose" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions and includes the negatives thereof.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

TSX Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

Forward-looking statements are based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which the Company operates, are inherently subject to significant operational, economic, and competitive uncertainties, risks and contingencies. These include assumptions regarding, among other things: general business and economic conditions. There can be no assurance that forward-looking statements will prove to be accurate and actual results, and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include those described under the heading "Risks and Uncertainties" in the Company's most recently filed MD&A (a copy of which is available under the Company's SEDAR profile at (www.sedarplus.ca). The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable law.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

TSX Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF